FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on payment of final dividend of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 30, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PAYMENT OF FINAL DIVIDEND

Reference is made to the announcement of Huaneng Power International, Inc. (the “Company”) dated 22 June 2010 in relation to the resolutions passed at the 2009 annual general meeting (the “Announcement”).

Pursuant to the Announcement, the shareholders’ meeting of the Company had resolved to, among other things, pay a final cash dividend of Renminbi (“RMB”) 0.21 (inclusive of tax) per share to holders of H Shares whose names appeared on the H Share register of members of the Company at 4:30 p.m, on 1 June 2010 (“H Share Record Date”). Dividend on H Shares traded on The Stock Exchange of Hong Kong Limited will be paid in Hong Kong dollars, dividends on other foreign shares will be paid in US dollars. Exchange rate for dividends paid in US dollars and Hong Kong dollars are USD1 to RMB6.82625 and HK$1 to RMB0.87956 respectively.

Pursuant to the relevant tax rules and regulations of the People’s Republic of China (“PRC”), an enterprise income tax at the rate of 10% is applicable to dividends payable to the Company’s  shareholders who are non-resident enterprises. In accordance with the relevant tax rules and regulations of the PRC, the Company has an obligation to withhold for the payment of the enterprise income tax from the payment of the final dividend to non-resident enterprises (including HKSCC (Nominees) Limited) whose names appeared on the H Shares register of members on the H Share Record Date. No enterprise income tax at the rate of 10% will be withheld in respect of dividends to natural persons whose names appeared on the H shares register of members of the Company on the H Share Record Date.

Pursuant to the request of relevant PRC tax authorities, the Company is obliged to comply with the relevant rules and regulations to withhold and pay enterprise income tax for shareholders (including non-resident enterprise and resident enterprise shareholders) whose names appeared on the register of members of H Shares at 4:30 p.m on the H Share Record Date. Non-resident enterprises considered to enjoy the tax benefit (arrangement) please arrange or through appointed agents submit the relevant applications to tax authorities concerned for processing relevant matters. For enterprises incorporated in the PRC or non-PRC incorporated enterprises which are resident enterprises (such term shall have the meaning as defined under the relevant tax rules and regulations of the PRC) listed on the register of members of the Company on the H Share Record Date, please contact the following persons of the Company before 30 August 2010 for making tax refund applications:

Name	Telephone	Address

Chang Bosheng (Finance Department of the Company)	8610-6322-6559	Huaneng Building, No.4 Fuxingmennai Street, Xicheng District, Beijing, PRC
Xie Meixin (Corporate Securities Department of the Company)	8610-6322-6590	Huaneng Building, No.4 Fuxingmennai Street, Xicheng District, Beijing, PRC

Upon approval from the annual general meeting on 22 June 2010, the Company has been processing the relevant tax arrangement with relevant tax authorities. The Company anticipates that the final dividends (net of enterprise income tax) will be paid to holders of H Shares on or before 30 July 2010, relevant cheques will be dispatched at the same time to holders of H Shares entitled to receive such dividends by ordinary post and at their own risk.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng

(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
30 June 2010

]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    June 30, 2010